UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CKE RESTAURANTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

12561E105
(CUSIP Number)

APRIL 20, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	12561E105	SCHEDULE 13G	Page	2	of	14

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,575,508
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,575,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	12561E105	SCHEDULE 13G	Page	3	of	14

1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	12561E105	SCHEDULE 13G	Page	4	of	14

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,575,508
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,575,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	12561E105	SCHEDULE 13G	Page	5	of	14

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,575,508
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,575,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	12561E105	SCHEDULE 13G	Page	6	of	14

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,578,008
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,578,008

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	12561E105	SCHEDULE 13G	Page	7	of	14

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,578,008
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,578,008

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	12561E105	SCHEDULE 13G	Page	8	of	14

Item 1.
	(a)	Name of Issuer:

CKE Restaurants, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

6307 Carpinteria Avenue, Suite A Carpinteria, California 93013

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

12561E105

CUSIP No.	12561E105	SCHEDULE 13G	Page	9	of	14

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	12561E105	SCHEDULE 13G	Page	10	of	14

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   Note: As of April 20, 2010, ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("ICS Opportunities"), was the beneficial owner of 2,967,627 shares of the Issuer’s Common Stock (consisting of 2,954,027 shares of Common Stock and presently exercisable options to purchase 13,600 shares of Common Stock) and Millenco LLC, a Delaware limited liability company ("Millenco"), was the beneficial owner of 2,400 shares of the Issuer’s Common Stock, which collectively represented approximately 5.4% of the Issuer’s outstanding Common Stock as of such date.

   However, as of the date of this Schedule 13G, ICS Opportunities is the beneficial owner of 2,575,508 shares of the Issuer’s Common Stock (consisting of 2,561,908 shares of Common Stock and presently exercisable options to purchase 13,600 shares of Common Stock) and Millenco is the beneficial owner of 2,500 shares of the Issuer’s Common Stock.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the 100% shareholder of ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management is also the manager of Millenco, and may be deemed to have shared voting control and investment discretion over securities owned by Millenco.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium International Management GP and of Millennium Management and consequently may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities or Millenco.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by ICS Opportunities or Millenco, as the case may be.

CUSIP No.	12561E105	SCHEDULE 13G	Page	11	of	14

(b) Percent of Class:

   Millennium Management and Mr. Englander may be deemed to beneficially own 2,578,008 or 4.7% of the Issuer’s outstanding Common Stock(see Item 4(a) above), which percentage was calculated based on 55,292,177 shares of Common Stock outstanding as of March 17, 2010, as per the Issuer’s Form 10-K dated March 24, 2010.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   2,578,008 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   2,578,008 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	12561E105	SCHEDULE 13G	Page	12	of	14

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of April 29, 2010, by and among ICS Opportunities, Ltd., Millenco LLC, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	12561E105	SCHEDULE 13G	Page	13	of	14

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 29, 2010

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	12561E105	SCHEDULE 13G	Page	14	of	14

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of CKE Restaurants, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 29, 2010

ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander